Exhibit 99

Footnote 6

Joe B. Foster - Reporting Person

On March 24, 2005, the Reporting Person entered into a Postpaid Forward Agreement (the "Postpaid Forward Agreement") relating to the forward sale of up to 50,000 shares of common stock.  In consideration for the Reporting Person entering into the Postpaid Forward Agreement, the counterparty to the agreement agreed to pay to the Reporting Person, upon five business days prior notice, an amount per share equal to the present value of $70.60 (the "Floor Price"), discounted by a referenced prevailing market rate of interest plus a predetermined spread for the remaining term of the transaction.  The Postpaid Forward Agreement provides that three business days after March 23, 2007 (the "Maturity Date"), the Reporting Person will deliver to the counterparty to the Postpaid Forward Agreement a number of shares of common stock (or at the election of the Reporting Person, the cash equivalent of such shares) equal to:

(a) if the closing price per share of common stock on the Maturity Date (the "Settlement Price") is equal to or less than the Floor Price, 16,667 shares;

(b) if the Settlement Price is greater than the Floor Price but less than $105.90 (the "Cap Price"), the Floor Price/the Settlement Price x 50,000; or

(c) if the Settlement Price is equal to or greater than the Cap Price, the product of (i) 50,000 x (ii) the sum of (the Floor Price/the Settlement Price) + (the Settlement Price - the Cap Price/the Settlement Price).